SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Emergisoft Holding, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

29100D 10 9
(Cusip Number)

Robert W. Lydick
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3538
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Berlwood Five, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power: 26,163,420
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  26,163,420
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,313,420 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  95.9%

14.     Type of Reporting Person:  PN

------------
(1) Includes 150,000 shares that Berlwood Five, Ltd. has the right to acquire upon exercise of outstanding Issuer warrants.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated May 25, 2001, as amended by Amendment No. 1 dated October 25, 2001, as amended by Amendment No. 2 dated December 23, 2002, as amended by Amendment No. 3 dated February 24, 2003, as amended by Amendment No. 4 March 25, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Emergisoft Holding, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.          IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Berlwood Five, Ltd., a Texas limited partnership ("Berlwood"). Berlwood is also sometimes referred to herein as the "Reporting Person".  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Berlwood Three, L.L.C. ("Berlwood Three"), J. Burl Foster ("Foster") and Linda Thomas ("Thomas"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     Reporting Person.

     Berlwood is a Texas limited partnership, the principal business of which is investment management.  The principal business address of Berlwood, which also serves as its principal office, is 1201 North Watson Road, Suite 145, Arlington, Texas 76006. The sole general partner of Berlwood is Berlwood Three. Information regarding Berlwood Three is set forth below under the heading "Controlling Persons."

     Controlling Persons

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

     Berlwood Three is a Texas limited liability company, the principal business of which is acting as the general partner of Berlwood.  The principal business address of Berlwood Three, which also serves as its principal office, is 2200 S. Smith Barry, Suite 150, Arlington, Texas 76013. The manager of Berlwood Three is Thomas.

     Foster's business address is 524 E. Lamar Drive, #200, Arlington, Texas 76011, and his present principal occupation or employment at such address is attorney at Foster & Sear, LLP, the principal business of which is the practice of law.

     Thomas's business address is 524 E. Lamar Drive, #200, Arlington, Texas 76011, and her present principal occupation or employment at such address is serving as the manager of Berlwood Three.

     (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     Foster and Thomas are both citizens of the United States of America.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and the amount of the funds used or to be used by the Reporting Person to purchase the Common Stock is set forth below:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Berlwood	Private Funds	$13,100,000.00

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Pursuant to Rule 13d-3 of the Act, Berlwood beneficially owns 26,313,420 shares of the Common Stock, which constitutes approximately 95.9% of the outstanding shares of the Common Stock.  Berlwood's 26,313,420 shares include 150,000 shares of Common Stock that Berlwood has the right to acquire upon exercise of outstanding Issuer warrants.  Berlwood's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 27,438,165, which represents the 150,000 shares of Common Stock that Berlwood has the right to acquire through the exercise of Issuer stock options and the 27,288,165 shares of Common Stock outstanding following the issuance to Berlwood on March 4, 2004.

Controlling Persons

In its capacity as the sole general partner of Berlwood, Berlwood Three may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,313,420 shares of the Common Stock, which constitutes approximately 95.9% of the outstanding shares of the Common Stock.

In his capacity as the majority equity owner of Berlwood Three, which is the sole general partner of Berlwood, Foster may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,313,420 shares of the Common Stock, which constitutes approximately 95.9% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of Berlwood Three, which is the sole general partner of Berlwood, Thomas may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,313,420 shares of the Common Stock, which constitutes approximately 95.9% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Berlwood has the sole power to vote or to direct the vote of 26,163,420 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 26,163,420 shares of the Common Stock.

Controlling Persons

As the sole general partner of Berlwood, Berlwood Three has the sole power to vote or to direct the vote of 26,163,420 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 26,163,420 shares of the Common Stock.

As the majority equity owner of Berlwood Three, which is the sole general partner of Berlwood, Foster has the shared power to vote or direct the vote of 26,163,420 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 26,163,420 shares of the Common Stock.

In her capacity as a controlling person of Berlwood Three, which is the sole general partner of Berlwood, Thomas has the shared power to vote or to direct the vote of 26,163,420 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 26,163,420 shares of the Common Stock.

(c)     On November 12, 2003, Berlwood purchased 1,875,005 shares of the Common Stock at a price of $.5333 per share in a private transaction with the Issuer. In addition, on March 4, 2004, Berlwood purchased 937,502 shares of the Common Stock at a price of $.5333 per share in a private transaction with the Issuer.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     The Reporting Person affirms that no person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by the Reporting Person.

(e)     Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding at the end thereof the following:

      On December 4, 2000, Berlwood Three, Foster, Thomas, Jason D. Sear ("Sear") and Spring Foster McCurdy ("McCurdy") entered into an Agreement of Limited Partnership (the "Partnership Agreement"), attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference, for the purpose of acquiring and holding shares of the Common Stock of the Issuer.

     On March 4, 2004, Berlwood entered into an Investment Letter, attached as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference, pursuant to which the Issuer has the right, but not the obligation, to repurchase any or all of the 937,502 shares of Common Stock purchased by Berlwood on March 4, 2004 for a repurchase price of $2.40 per share (such right, the "Repurchase Right"). The Repurchase Right is exercisable by the Issuer at any time prior to March 4, 2005.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1.     Agreement and Plan of Merger, dated as of March 28, 2001, by and among Pierce International Discovery, Inc., EMS Acquisition Corp. and Emergisoft Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emergisoft Holding, Inc. on June 4, 2001).

Exhibit 99.2 Agreement of Limited Partnership, dated as of December 4, 2000, by and among Berlwood Three, Foster, Thomas, Sear and McCurdy (filed herewith).

Exhibit 99.3 Investment Letter, dated as of March 4, 2004, signed by Berlwood Five, Ltd. (filed herewith).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  March 23, 2004

BERLWOOD FIVE, LTD.

By:     Berlwood Three, L.L.C., general partner

          By:  /s/ Linda Thomas
                   Linda Thomas, Manager

EXHIBIT INDEX

Exhibit          Description

99.1.        Agreement and Plan of Merger, dated as of March 28, 2001, by and among Pierce International Discovery, Inc., EMS Acquisition Corp. and Emergisoft Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emergisoft Holding, Inc. on June 4, 2001).

99.2        Agreement of Limited Partnership, dated as of December 4, 2000, by and among Berlwood Three, L.L.C., John B. Foster, Linda K. Thomas, Jason D. Sear and Spring Foster McCurdy (filed herewith).

99.3         Investment Letter, dated as of March 4, 2004, signed by Berlwood Five, Ltd. (filed herewith).